ISRAEL BANK OF AGRICULTURE LTD.

                              83, HACHASHMONAIM ST.
                         P.O.B. 20107, TEL-AVIV, ISRAEL
                 PHONE: 03-6841209; FAX. 03-5620173, 03-6841214
                           e-mail: iba@goldmail.net.il


                                                              January 12th, 2006
                                                                & 207

Mr. Don Walker
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C. 20549
U.S.A.

Dear Mr. Walker,

             RE: Israel Bank of Agriculture Ltd. File No. 002-41957
                 Your letter dated January 4, 2006
                 --------------------------------------------------

Following are our answers to the questions and comments raised in your letter of January 4, 2006:

General

1.    The correction has been made.

2.    The correction has been made.

3. The company ceased any business activities and has ceased operating as a bank. The banking license of the company was taken from it by the Bank of Israel. Currently, the company's operations consist only of collection of past loans. The company is about to sell its assets while the state of Israel will repurchase the company's shares at 90% of par value (The State of Israel has issued a letter which supports this).
      Subsequently, the company will cease its activities.
      According to the above and due to the fact that the company has downsized its personnel and currently only few employees are employed, we request an exemption from providing the disclosures required by the Securities Act (Guide 3).

4. The related company will cease operations and during 2006 the operations will be carried on by the State of Israel and The Jewish Agency for Israel.

      Israel Bank of Agriculture has a minority position of 49.9% (based on voting rights) in the company and, therefore, we request that we be exempt from filing any further reports in relation to this company.

We shall be pleased to provide further clarifications if required.

                                                           Sincerely,

                                                          Yakov Cohen
                                                     Chief Financial Officer

                                     [LOGO]

[STAMP]                       GOVERNMENT OF ISRAEL
                              MINISTRY OF FINANCE

       HARRY LANGMAN
   CHIEF FISCAL OFFICER                                             [STAMP]
FOR THE WESTERN HEMISPHERE

                                                               November 24, 2003

The Government of Israel is pleased to announce the appointment of Mellon Investor Services as Redemption Agent for shares/notes of the following:

Israel Bank of Agriculture Ltd.
-------------------------------
C shares - par value $100. -

Industrial  Development Bank of Israel
--------------------------------------
D shares - par value $100. -
DD shares - par value $1000. -

These securities will be repurchased at 90% of per value.

Should you wish to redeem your securities via Mellon Investor Services, please adhere to the following procedures:

Please send your certificate(s) with a letter requesting to redeem to:

Mellon Investor Services
Attn: Ms. Kathy Eismont
85 Challenger Road 4th  Floor
Ridgefield Park, NY 07660

All inquiries concerning the redemptions should be directed to their Customer Service department at 1-888-200-4784.

                                        Sincerely,


                                        /s/ Harry Langman

                                        Harry Langman
                                        Chief Fiscal Office for
                                        The Western Hemisphere

800 Second Avenue, New York, NY 10017, TEL: (212) 499-5710, FAX: (212) 499-5715